Exhibit 99.1

SMX SPEARHEADS SUSTAINABLE FASHION AT PREMIÈRE VISION PARIS

NEW YORK, January 31, 2024 – SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW) is pleased to announce its attendance at the February 6-8, 2024 Première Vision event in Paris, France. Première Vision is a bi-annual event for fashion professionals. The SMX sales and marketing team have meetings scheduled with key suppliers as well as major lifestyle and luxury brands.

SMX believes that its presence at Première Vision is a crucial first step towards sustainable transformation in the fashion industry. SMX offers a technological solution that enhances sustainability while also addressing issues like counterfeiting, and verification of the amount of recycled content.

Haggai Alon, CEO of SMX, leads a team providing turn-key solutions to verify the origination of raw materials, authenticate products, and track their distribution. The technology involves a unique marker applied to raw materials, traceable through its lifecycle via blockchain technology. A specialized reader identifies this marker, ensuring real-time monitoring from production to recycling.

Mr. Alon commented: We are seeing that the leading companies in the fashion sector are increasingly championing a new vision to strengthen their commitment to sustainability and minimize their impact on the environment. It is our mission, and a privilege, to help the industry as major luxury and lifestyle brands transition from a linear to a circular business model, while also providing solutions to the myriad issues around brand protection and counterfeiting.

This innovative approach not only would support the industry’s transition from linear to circular business models but also combat the environmental impact of garments ending up in landfills. By enabling the sorting and reclamation of raw materials, SMX’s technology could be a vital component in transitioning to sustainable practices.

About SMX:

SMX is a publicly traded company renowned for its pioneering technology in marking, tracking, measuring, and digital platform integration. SMX’s solutions are designed to support businesses in their transition to a low-carbon economy, offering end-to-end traceability and quality assurance across various sectors.

For further information contact:

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6

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Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6

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